SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Santander Finance Preferred, S.A. Unipersonal Sovereign Bancorp, Inc. Abbey National Capital Trust I
(Name of Subject Company – Issuers)

Banco Santander, S.A.	Santander Financial Exchanges Limited
(Names of Filing Persons – Offerors)

Santander Finance Preferred, S.A. Unipersonal 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004 (CUSIP 80281R300 and ISIN US80281R3003)

Santander Finance Preferred, S.A. Unipersonal 6.800% Non-Cumulative Guaranteed Series 4 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on November 21, 2006 (CUSIP 80281R706 and ISIN US80281R7061)

Santander Finance Preferred, S.A. Unipersonal 6.500% Non-Cumulative Guaranteed Series 5 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on January 31, 2007 (CUSIP 80281R805 and ISIN US80281R8051 )

Santander Finance Preferred, S.A. Unipersonal Floating Rate (U.S. dollar three-month LIBOR plus 0.52%) Non-Cumulative Guaranteed Series 6 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 5, 2007 (CUSIP 80281R888 and ISIN US80281R8887)

Sovereign Bancorp, Inc. 7.300% Depositary Shares (liquidation preference $25 per security), each representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock of Sovereign Bancorp, Inc. and issued on April 26, 2006 (CUSIP 845905405 and ISIN US8459054057);

and

Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000 (CUSIP 002927AA9 and ISIN US002927AA95)

(Title and CUSIP No. of Class of Securities)

  BANCO SANTANDER, S.A.
NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
TELEPHONE: (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
NICHOLAS A. KRONFELD MAURICE BLANCO DAVIS POLK & WARDWELL LLP 450 LEXINGTON AVENUE NEW YORK, NEW YORK 10017 (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$2,617,316,000	$146,046.23

*      Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(b) only. This valuation assumes the exchange of 7,600,000 outstanding Santander Finance Preferred, S.A. Unipersonal 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004 (the “existing Series 1 preferred securities”); 20,000,000 outstanding Santander Finance Preferred, S.A. Unipersonal 6.800% Non-Cumulative Guaranteed Series 4 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on November 21, 2006 (the “existing Series 4 preferred securities”); 24,000,000 outstanding Santander Finance Preferred, S.A. Unipersonal 6.500% Non-Cumulative Guaranteed Series 5 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on January 31, 2007 (the “existing Series 5 preferred securities”); 14,000,000 outstanding Santander Finance Preferred, S.A. Unipersonal Floating Rate (U.S. dollar three-month LIBOR plus 0.52%) Non-Cumulative Guaranteed Series 6 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 5, 2007 (the “existing Series 6 preferred securities”); 8,000,000 outstanding Sovereign Bancorp, Inc. 7.300% Depositary Shares (liquidation preference $25 per security), each representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock of Sovereign Bancorp, Inc. and issued on April 26, 2006 (the “existing Sovereign depositary shares”); and 1,000,000 outstanding Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000 (the “existing Abbey National Capital Trust I trust preferred securities”). Estimated for purposes of calculating the amount of the filing fee only, this amount is based on (i) the average of the high and low prices of $23.01 per existing Series 1 preferred security, $23.72 per existing Series 4 preferred security, $23.29 per existing Series 5 preferred security, $15.70 per existing Series 6 preferred security and $23.66 per existing Sovereign depositary share, as reported on the New York Stock Exchange on August 20, 2009, and (ii) the book value per existing Abbey National Capital Trust I trust preferred security of $1,000 as of August 20, 2009 (no transactions were reported on the Luxembourg Stock Exchange for the Abbey National Capital Trust I trust preferred securities in the five business days prior to the date of the filing of this Schedule TO). For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the existing preferred securities will be validly tendered in the exchange offer by holders of such existing preferred securities.
**   The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$146,046.23	Filing Party:	Banco Santander, S.A.
Form or Registration No.:	Form F-4 (333-160492) and Schedule TO	Date Filed:	July 9, 2009 and August 25, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 25, 2009, in connection with the Exchange Offer by Banco Santander, S.A. (“Banco Santander”) and Santander Financial Exchanges Limited.

All capitalized terms used in this Amendment No. 1 without definition have the meanings given to them in the Schedule TO. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Securities Act”), unaffected items are not included herein. All information in the Prospectus which was previously incorporated by reference into the Schedule TO is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided herein. This Amendment No. 1 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Act.

Item 4. Terms of the Transaction

On September 24, 2009, Banco Santander issued a press release announcing the final results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on September 23, 2009 and settled on September 29, 2009. Approximately 48% of the aggregate liquidation preference of Existing Preferred Securities were tendered and accepted for exchange in the Exchange Offer. On September 29, 2009, settlement of the Exchange Offer occurred and $825,109,575 par value of Fixed Exchange Preferred Securities and $161,587,000 par value of Fixed-to-Floating Exchange Preferred Securities were issued in exchange for the Existing Preferred Securities that were tendered and accepted for exchange. The full text of Banco Santander’s press release relating to the announcement of the final results of the Exchange Offer is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Press Release, dated September 24, 2009(1)
____________
(1)	Included in Banco Santander’s report filed on Form 6-K on September 24, 2009, and incorporated by reference herein.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 29, 2009

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Soler Ramos
	Name:	José Antonio Soler Ramos
	Title:	Deputy Manager

SANTANDER FINANCIAL EXCHANGES LIMITED

By:	/s/ David Green
	Name:	David Green
	Title:	Director